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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

DOBSON COMMUNICATIONS CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)
256069 10 5
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	256069 10 5	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Dobson CC Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
73-1443315

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Oklahoma

	5	SOLE VOTING POWER:

NUMBER OF		None

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,066,540

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER:

21,066,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,066,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.4% of the outstanding shares and 56.9% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	256069 10 5	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Everett R. Dobson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		918,750

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,066,540

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		918,750

WITH:	8	SHARED DISPOSITIVE POWER:

		21,066,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,985,290

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.9% of the outstanding shares and 57.0% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	256069 10 5	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Stephen T. Dobson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		87,500

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,066,540

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		87,500

WITH:	8	SHARED DISPOSITIVE POWER:

		21,066,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	21,154,040

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.5% of the outstanding shares and 56.9% of the total combined voting power

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a)    Name of Issuer:

Dobson Communications Corporation
Item 1(b)    Address of Issuer’s Principal Executive Offices:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a)    Name of Person Filing:

Dobson CC Limited Partnership
Item 2(b)   Address of Principal Business Office or, if none, Residence:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c)   Citizenship:

Oklahoma
Item 2(d)   Title of Class of Securities:

Class A Common Stock, par value $0.001 per share
Item 2(e)   CUSIP Number:

256069 10 5
Item 3   If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable
Item 4     Ownership:

(a)	Amount beneficially owned: 21,066,540

Includes 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes.

CUSIP 256069 10 5	Page 5 of 13

(b)	Percent of class: 12.4% of the outstanding shares and 56.9% of the total combined voting power

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: None

(iv)	Shared power to dispose or direct the disposition of:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

Item 5	Ownership of Five Percent or Less of A Class

Not Applicable

Item 6	Ownership of More Than Five Percent On Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certifications

Not Applicable

CUSIP 256069 10 5	Page 6 of 13

Item 1(a)    Name of Issuer:

Dobson Communications Corporation
Item 1(b)    Address of Issuer’s Principal Executive Offices:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a)    Name of Person Filing:

Everett R. Dobson
Item 2(b)    Address of Principal Business Office or, if none, Residence:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c)    Citizenship:

United States of America
Item 2(d)    Title of Class of Securities:

Class A Common Stock, par value $0.001 per share
Item 2(e)    CUSIP Number:

256069 10 5
Item 3     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable
Item 4    Ownership:

(a)	Amount beneficially owned: 21,985,290

Includes 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Also includes options to purchase 918,750 shares of Class A common stock that are currently exercisable or that will become exercisable within 60 days.

CUSIP 256069 10 5	Page 7 of 13

(b)	Percent of class: 12.9% of the outstanding shares and 57.0% of the total combined voting power

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 918,750

(ii)	Shared power to vote or to direct the vote:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: 918,750

(iv)	Shared power to dispose or direct the disposition of:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

Item 5	Ownership of Five Percent or Less of A Class

Not Applicable

Item 6	Ownership of More Than Five Percent On Behalf of Another Person

The 21,985,290 shares beneficially owned by the Everett R. Dobson include 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock held by Dobson CC Limited Partnership. The general partner of Dobson CC Limited Partnership is RDL, Inc. Mr. Dobson is President, sole shareholder and one of two directors of RLD, Inc. Each of Mr. Dobson, RLD, Inc. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation held by Dobson CC Limited Partnership, which common stock represents more than five percent of the combined voting power of Dobson Communications Corporation’s outstanding common stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

CUSIP 256069 10 5	Page 8 of 13

Item 9     Notice of Dissolution of Group

Not Applicable
Item 10 Certifications

Not Applicable

CUSIP 256069 10 5	Page 9 of 13

Item 1(a)    Name of Issuer:

Dobson Communications Corporation
Item 1(b)    Address of Issuer’s Principal Executive Offices:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(a)     Name of Person Filing:

Stephen T. Dobson
Item 2(b)    Address of Principal Business Office or, if none, Residence:

14201 Wireless Way
Oklahoma City, OK 73134
Item 2(c)    Citizenship:

United States of America
Item 2(d)    Title of Class of Securities:

Class A Common Stock, par value $0.001 per share
Item 2(e)    CUSIP Number:

256069 10 5
Item 3     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not Applicable
Item 4     Ownership:

(a)	Amount beneficially owned: 21,154,040

Includes 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock. Each share of Class B common stock is immediately convertible into one share of Class A common stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Also includes options to purchase 87,500 shares of Class A common stock that are currently exercisable or that will become exercisable within 60 days.

CUSIP 256069 10 5	Page 10 of 13

(b)	Percent of class: 12.5% of the outstanding shares and 56.9% of the total combined voting power

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 87,500

(ii)	Shared power to vote or to direct the vote:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

(iii)	Sole power to dispose or direct the disposition of: 87,500

(iv)	Shared power to dispose or direct the disposition of:

1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock

Item 5	Ownership of Five Percent or Less of A Class

Not Applicable

Item 6	Ownership of More Than Five Percent On Behalf of Another Person

The 21,154,040 shares beneficially owned by the Stephen T. Dobson include 1,648,519 shares of Class A common stock and 19,418,021 shares of Class B common stock held by Dobson CC Limited Partnership. The general partner of Dobson CC Limited Partnership is RDL, Inc. Mr. Dobson is one of two directors of RLD, Inc. RLD, Inc. and Dobson CC Limited Partnership have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock of Dobson Communications Corporation held by Dobson CC Limited Partnership, which common stock represents more than five percent of the combined voting power of Dobson Communications Corporation’s outstanding common stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

CUSIP 256069 10 5	Page 11 of 13

Item 9     Notice of Dissolution of Group

Not Applicable
Item 10     Certifications

Not Applicable

CUSIP 256069 10 5	Page 12 of 13

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006	DOBSON CC LIMITED PARTNERSHIP

By: RLD, Inc., as general partner

	By:	/s/ Everett R. Dobson

	Name:	Everett R. Dobson
	Title:	President

/s/ Everett R. Dobson
Everett R. Dobson

/s/ Stephen T. Dobson
Stephen T. Dobson

CUSIP 256069 10 5	Page 13 of 13